650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

November 1, 2018

VIA EDGAR

Securities and Exchange Commission

Office of Global Security Risk

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Cecilia Blye, Chief, Office of Global Security Risk

 Jennifer Hardy, Special Counsel

Re:

Infosys Limited

Form 20-F for the fiscal year ended March 31, 2018

Filed July 19, 2018

File No. 1-35754

Dear Ms. Blye:

On behalf of our client, Infosys Limited (the “Company”), we confirm that the Company is in receipt of your comment letter dated October 9, 2018 (the “Comment Letter”), regarding the Staff (the “Staff”) of the Securities and Exchange Commission’s review of Company’s Annual Report on Form 20-F for its fiscal year ended March 31, 2018. As discussed with the Staff, the Company respectfully requests additional time to respond to the Comment Letter and intends to provide a response no later than November 14, 2018. If you have any questions regarding this request, please do not hesitate to contact me at (650) 320-4658 or sbernard@wsgr.com. Thank you very much for your courtesy in this matter.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Steven V. Bernard

Steven V. Bernard

cc:     M.D. Ranganath, Chief Financial Officer, Infosys Limited

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer, Infosys Limited

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